POLARITYTE, INC.

2017 ANNUAL REPORT

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LETTER TO STOCKHOLDERS

Dear Fellow PolarityTE Stockholders,

The last 18 months has been a very productive time for PolarityTE: we completed our merger to become a publicly-traded regenerative biomaterials company, established our new headquarters and manufacturing facility, registered and successfully launched our first commercial product, SkinTE, achieved multiple pipeline milestones, and continued to build our experienced and passionate team. Highlights from this pivotal year include:

The PolarityTE Priority—Patients: Over the last 18 months, PolarityTE has truly transformed! With over 100 employees (50% with graduate degrees), the Company has built a fierce team with tremendous focus on our primary cause—the development of tangible and pragmatic technologies that aim to improve and transform patients’ lives. To achieve this goal, we want our technologies to do more than work in a laboratory dish—we strive to develop solutions that can withstand and overcome the challenges faced in the trenches of medicine.

The PolarityTEAM—Corporate Growth: Recognizing the incredible value in human capital, PolarityTE has built a management team and Board of Directors which allow the Company to grow, develop and execute both effectively and efficiently. These include industry veterans from the likes of Medtronic, Smith & Nephew, and McKesson, and seasoned financial markets experts from premier investment funds and investment banks, including Highbridge Capital Management and Cowen.

An Effective Translation SkinTE from Bench to Bedside: In 2H 2017 we commercialized our first product, SkinTE, beginning with a limited market release. To progress from the bench to animal models to commercial production in just 18 months provides a great testimony to the abilities of our amazing team of scientists and clinicians that have joined our company.

Design, Development and Scalable Buildout of PolarityTE’s New Biomedical Manufacturing Facility: In 1H 2018 we moved our headquarters to a new 200,000 sq. ft facility in Salt Lake City and completed the construction and validation of our first manufacturing suite. In anticipation of strong demand for our products, we are now constructing and validating a second and third manufacturing suite.

A Strategic and Staged Commercial Launch Process for SkinTE: During our limited market release of SkinTE we targeted treatment of up to fifty patients in the United States. This involved providers using SkinTE to treat patients suffering from numerous complex wounds including large burn patients, acute trauma, chronic wounds, diabetic foot ulcers and even an epidermolysis bullosa patient. Feedback from patients and providers has been encouraging and suggests that SkinTE will play a major role in the treatment of these types of wounds in the future. We also hosted a KOL (Key Opinion Leader) Summit in NYC on June 25, 2018 for investors, where providers presented clinical outcomes from various cases. The webcast of this event can be found on our website.

PolarityTE’s Pipeline, Platform Propagation, and Technology Evolution: We continue to develop our Core “TE” pipeline and we have now completed preclinical validation studies for OsteoTE, which we hope to commercialize by the end of 2018, with a limited market release commencing in early 2019. In addition, our R&D team has continued to advance related technology derivatives from our core technology, with potential applications across a variety of tissue types.

Returns Follow Reality: Since the announcement of our definitive merger agreement on December 8, 2016, we have delivered a total shareholder return of over 570%. This compares to the 29% return delivered by the Nasdaq Biotechnology Index over the same period.

SkinTE Head to Head Clinical Trials and Upcoming Clinical Studies: Clinical trials at multiple centers were initiated in 2018 comparing the SkinTE tissue product to the current clinical standard of care, split-thickness skin grafts (STSG). We have continued to observe successful interim results which remain consistent with what the company has seen in both preclinical studies and early data from SkinTE clinical use. PolarityTE will continue to develop additional clinical studies and trials for SkinTE as well as upcoming core TE technologies and related technology derivatives.

SkinTE HCPCS: In 2018, PolarityTE applied for HCPCS code for the SkinTE tissue product and received a recommendation from CMS for a SkinTE-specific product code to be initiated in January 2019.

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Strategic Acquisition of Contract Research Organization: In 2018, PolarityTE performed a strategic growth acquisition of the region’s only Pre-Clinical GLP Contract Research Organization (CRO), which was an important step for the development of our strategic initiative, PolarityRD. The fully-operational and profitable CRO business, facility, and team is expected to continue to deliver high-quality work to outside parties, while the advanced PolarityTE pre-clinical product prototypes and technologies will be separately monitored and developed by Johns Hopkins recruit and Chief Veterinary Officer, Caroline Garrett DVM.

Creation of the PolarityTE ARC: In 2018, subsequent to significant developments and advancements in the Company’s technology and understanding of related technology derivatives (RTDs), PolarityTE sought to further expand beyond the company’s core “TE” research and development efforts into a highly advanced and innovative research group which focuses on new composite technologies, gene transfer, small molecule discovery and synthesis, devices and advanced biologics. This research will be conducted at the PolarityTE Advanced Research Center (ARC).

Development of PolarityRD and PolarityIS: In 2018, the parent PolarityTE announced the strategic formation of two significant initial corporate arms PolarityRD and PolarityIS, which have begun operation. PolarityRD, a service-based research and development arm seeks to improve, enhance, support, and drive forward promising research with customers, industry partners and academic institutions by leveraging the extraordinary human capital and equipment that PolarityTE has acquired since its inception. PolarityIS, a corporate development arm, aims to seek out new and novel growth strategies involving M&A, licensure and partnerships related to PolarityTE technologies, products and services.

PolarityTE’s Digital Face—Development and Deployment of the PolarityTE RTA: In 2018, in an effort to improve quality and direct communication with medical providers, PolarityTE initiated the release of the PolarityTE Real-Time Assistant (RTA), our real-time digital product support system which puts providers in touch with the provider-led PolarityTE Clinical Operations team 24 hours a day.

Continued Development of Intellectual Property: Twelve of the Company’s U.S. trademark applications have been allowed and the Company is now in the active prosecution phase with all three of its U.S. non-provisional patent applications: U.S. Application No. 14/954,335 published as US 2016/0151540; U.S. Application No. 15/650,656 published as US 2018/0154043; and U.S. Application No. 15/650,659 published as US 2018/0154044. The Company continues to actively file patent and trademark applications to protect its intellectual property and build out its patent portfolio as it relates to core cell-tissue biotechnologies and advanced related technology derivates (RTDs).

The PolarityTE Vision and Pragmatic Translation of Technology Going Forward: Over the next year, we look forward to the continued execution of our business plan. We expect additional SkinTE clinical data to become available, we plan for the evidence of our products’ clinical utility to be presented at conferences and in journals, and finally we expect to grow the organization globally. We aim to grow revenues and build a company that will be capable of becoming a profitable enterprise which we hope will continue to deliver strong returns for our stockholders.

We are proud of the corporate and clinical advances made this year, and we remain relentlessly focused on bringing our Core “TE” platform out of the lab and into the clinic. On behalf of my colleagues, I want to extend my gratitude for your support of PolarityTE and our mission. Welcome to the Shift!

Sincerely,

Denver M. Lough

Chairman and Chief Executive Officer

PolarityTE, Inc.

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OUR COMPANY

We are a commercial-stage biotechnology and regenerative biomaterials company focused on transforming the lives of patients by discovering, designing and developing a range of regenerative tissue products and biomaterials for the fields of medicine, biomedical engineering and material sciences. We believe that our PolarityTE platform technology is a new approach to pragmatic and functional tissue regeneration that has the potential to address many of the challenges currently facing the regenerative medicine and cell therapy markets to date. Recognizing the natural complexity of human tissue, our core “TE” platform begins with a small piece of the patient’s own, or autologous, healthy tissue, rather than artificially manipulated individual cells. From this small piece of healthy autologous tissue, we create an easily deployable, dynamic and self-propagating product, which is designed to enhance and stimulate the patient’s own cells to regenerate the target tissues. Rather than manufacturing with synthetic and foreign materials within artificially engineered environments, we believe our proprietary method promotes and accelerates the patient’s tissues to undergo a form of effective regenerative healing, and uses the patient’s own body to support the regenerative process to create the same tissue from which they were derived.

We believe our core “TE” platform has applications across many different indications, including, but not limited to, the regrowth of skin, bone, cartilage, fat, muscle, blood vessels and neural elements as well as solid and hollow organ composite tissue systems. Our first product, SkinTE™, is registered with the United States Food and Drug Administration (“FDA”) pursuant to the regulatory pathway for human cells, tissues, and cellular and tissue-based products (“HCT/Ps”) regulated solely under Section 361 of the Public Health Service Act (“361 HCT/Ps”), which permits qualifying products to be marketed without first obtaining FDA marketing authorization or approval, and is commercially available for the repair, reconstruction, replacement and regeneration of skin (i.e., homologous uses) for patients who have suffered from wounds, burns or injuries that require skin coverage over both small and large areas of their body.

To date, SkinTE has been used in a limited number of patients suffering from replacement of prior skin grafts, acute surgical reconstruction, acute wound treatment, chronic wound treatment, acute burn treatment, post-burn reconstruction, scar and contracture revision, keloid and hypertrophic scar revision, subacute burn and wound reconstruction, coverage and/or replacement of skin substitutes, failed skin graft replacement, failed flaps coverage and soft tissue coverage in previously infected defects. The results we have observed from the ongoing early stages of the human clinical application of SkinTE continue to be correlative with our preclinical observations.

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MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is listed for trading on the Nasdaq Capital Market under the symbol “COOL.” The market for our common stock has often been sporadic, volatile and limited.

The following table shows the high and low quotations for our common stock as reported by Nasdaq from November 1, 2015 through October 31, 2017. The prices reflect inter-dealer quotations, without retail markup, markdown or commissions, and may not represent actual transactions.

	High	Low
Fiscal Year 2016
First Quarter	$13.68	$3.66
Second Quarter	$5.94	$4.20
Third Quarter	$6.30	$3.66
Fourth Quarter	$4.50	$3.03

Fiscal Year 2017
First Quarter	$6.22	$2.61
Second Quarter	$18.90	$3.80
Third Quarter	$30.09	$10.33
Fourth Quarter	$32.63	$17.61

Holders of Common Stock. On January 26, 2018, we had 120 registered holders of record of our common stock.

Dividends and dividend policy. Prior to October 31, 2015, we had never declared or paid any dividends on our common stock. On January 4, 2016, we declared a special cash dividend of an aggregate of $10.0 million to be paid to holders of record on January 14, 2016 of our outstanding shares of: (i) common stock (ii) Series A Convertible Preferred Stock; (iii) Series B Convertible Preferred Stock; (iv) Series C Convertible Preferred Stock and (v) Series D Convertible Preferred Stock. The holders of record of our outstanding preferred stock participated in receiving their pro rata portion of the dividend on an “as converted” basis. The dividend was paid January 15, 2016. We do not anticipate paying future dividends at the present time. We currently intend to retain earnings, if any, for use in our business.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes appearing elsewhere in this Annual Report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements.

Overview

On December 1, 2016, Majesco Entertainment Company (n/k/a PolarityTE, Inc.), a Delaware corporation (the “Company”) entered into an agreement to acquire the assets of Polarity NV (as defined below), a regenerative medicine company. The asset acquisition was subject to shareholder approval, which was received on March 10, 2017 and the transaction closed on April 7, 2017, as more fully described below. In January 2017, the Company changed its name to “PolarityTE, Inc.” (“Polarity”).

On December 1, 2016, the Company appointed Dr. Denver Lough as Chief Executive Officer, Chief Scientific Officer and Chairman of our Board of Directors and Dr. Ned Swanson as Chief Operating Officer of the Company. Until their respective appointments, both doctors were associated with Johns Hopkins University, Baltimore, Maryland, as full-time residents. On December 1, 2016, Dr. Lough assigned the patent application as well as all related intellectual property to a newly-formed Nevada corporation, Polarityte, Inc. (“Polarity NV”), and the Company entered into an Agreement and Plan of Reorganization (the “Agreement”) with Polarity NV and Dr. Lough. As a result, at closing, the patent application would be owned by the Company without the need for further assignments or recordation with the Patent Trademark Office.

On April 7, 2017, the Company issued 7,050 shares of its newly authorized Series E Preferred Stock (the “Series E Preferred Shares”) convertible into an aggregate of 7,050,000 shares of the Company’s common stock with a fair value of approximately $104.7 million which is equal to 7,050,000 common shares times $14.85 (the closing price of the Company’s common stock as of April 7, 2017) to Dr. Lough for the purchase of Polarity NV’s assets. Since the assets purchased were in-process research and development assets, the total purchase price was immediately expensed as research and development - intellectual property acquired since they have no alternative future use.

PolarityTE, Inc. is aiming to be the first company to deliver regenerative medicine into clinical practice through tissue engineering. Subsequent to the acquisition, the Company’s platform technology will allow it to regenerate a patient’s tissues using their own cells.

Research and Development Expenses. Research and development expenses primarily represent employee related costs, including stock compensation, for research and development executives and staff, lab and office expenses and other overhead charges.

Research and Development - Intellectual Property Acquired. On April 7, 2017, as payment for the Polarity NV asset acquisition, the Company issued 7,050 shares of Series E Preferred Stock convertible into an aggregate of 7,050,000 shares of the Company’s common stock and with a fair value of approximately $104.7 million which is equal to 7,050,000 common shares times $14.85 (the closing price of the Company’s common stock as of April 7, 2017). Since the assets purchased were in-process research and development assets, the total purchase price was immediately expensed as research and development - intellectual property acquired since they have no alternative future use.

General and Administrative Expenses. General and administrative expenses primarily represent employee related costs, including stock compensation, for corporate executive and support staff, general office expenses, professional fees and various other overhead charges. Professional fees, including legal and accounting expenses, typically represent one of the largest components of our general and administrative expenses. These fees are partially attributable to our required activities as a publicly traded company, such as SEC filings, and corporate- and business-development initiatives.

Discontinued Operations. On June 23, 2017, the Company sold Majesco Entertainment Company, a Nevada corporation and wholly-owned subsidiary of the Company (“Majesco”) to Zift Interactive LLC, a Nevada limited liability company (the “Purchaser”) pursuant to a purchase agreement (the “Agreement”). Pursuant to the terms of the Agreement, the Company sold to the Purchaser 100% of the issued and outstanding shares of common stock of Majesco, including all of the right, title and interest in and to Majesco’s business of developing, publishing and distributing video game products through both retail distribution and mobile and online digital downloading. Pursuant to the terms of the Agreement, the Company will receive total cash consideration of approximately $100,000 ($5,000 upon signing the Agreement and 19 additional monthly payments of $5,000) plus contingent consideration based on net revenues.

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Income Taxes. Income taxes consist of our provisions for income taxes, as affected by our net operating loss carryforwards. Future utilization of our net operating loss, or NOL, carryforwards may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code. The annual limitation may result in the expiration of NOL carryforwards before utilization. Due to our history of losses, a valuation allowance sufficient to fully offset our NOL and other deferred tax assets has been established under current accounting pronouncements, and this valuation allowance will be maintained unless sufficient positive evidence develops to support its reversal.

In December 2017, the federal government enacted numerous amendments to the Internal Revenue Code of 1986 pursuant to an act known by the Tax Cuts and Jobs Act (the “TCJA”). The TCJA may impact the Company’s income tax expense (benefit) from continuing operations in future periods. The Company has recorded a full valuation allowance on its net deferred tax assets and therefore any impact on the value of the company’s deferred tax assets will be offset by a change in the valuation allowance.

Critical Accounting Estimates

Our discussion and analysis of the financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP.

The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from these estimates under different assumptions or conditions.

We have identified the policies below as critical to our business operations and to the understanding of our financial results. The impact and any associated risks related to these policies on our business operations is discussed throughout management’s discussion and analysis of financial condition and results of operations when such policies affect our reported and expected financial results.

Accounting for Stock-Based Compensation. Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period. Determining the fair value of stock-based awards at the grant date requires judgment, including, in the case of stock option awards, estimating expected stock volatility. In addition, judgment is also required in estimating the amount of stock-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

Accounting for Common and Preferred Stock and Warrant transactions. We issued units consisting of preferred shares and warrants and common stock and warrants and subsequently remeasured certain of those warrants. Determining the fair value of the securities in these transactions requires significant judgment, including adjustments to quoted share prices and expected stock volatility. Such estimates may significantly impact our results of operations and losses applicable to common stockholders.

Commitments and Contingencies. We record a liability for contingencies when the amount is both probable and reasonably estimable. We record associated legal fees as incurred.

Results of Operations

Year ended October 31, 2017 versus the year ended October 31, 2016

Research and Development Expenses. For the year ended October 31, 2017, research and development expenses were approximately $7.1 million. Research and development costs consist of salaries of approximately $2.4 million, stock-based compensation of approximately of $1.8 million, travel related expenses of approximately $664,000, trade show related expenses of $530,000, medical equipment depreciation of approximately $431,000, consulting expense of $240,000, rent expense of $206,000, samples expense of $179,000, medical study expense of $174,000, health insurance of $166,000 and various other expenses totaling approximately $393,000. There was no research and development activity in the comparative 2016 period.

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Research and Development - Intellectual Property Acquired. For the year ended October 31, 2017, research and development - intellectual property acquired relates to the Polarity NV asset acquisition and the issuance of 7,050 shares of Series E Preferred Stock convertible into an aggregate of 7,050,000 shares of the Company’s common stock with a fair value of approximately $104.7 million which is equal to 7,050,000 common shares times $14.85 (the closing price of the Company’s common stock as of April 7, 2017). Since the assets purchased were in-process research and development assets, the total purchase price was immediately expensed as research and development - intellectual property acquired since there is no alternative future use. There was no research and development – intellectual property acquired activity in the comparative 2016 period.

General and Administrative Expenses. For the year ended October 31, 2017, general and administrative expenses increased $14.7 million to approximately $18.8 million compared to $4.1 million for the year ended October 31, 2016. The increase is primarily due to increased stock-based compensation of approximately $12.8 million and increased headcount and salaries related to the Company’s new medical activities.

Loss from continuing operations. Loss from continuing operations for the year ended October 31, 2017 was approximately $130.5 million, compared to a loss of approximately $3.8 million in the comparable period in 2016, primarily reflecting higher research and development - intellectual property acquired expenses and stock-based compensation expenses.

Liquidity and Capital Resources

As of October 31, 2017, our cash and cash equivalents balance was $17.7 million and our working capital was approximately $2.5 million, compared to cash and equivalents of $6.5 million and working capital of $5.4 million at October 31, 2016.

As reflected in the consolidated financial statements, we had an accumulated deficit of approximately $259.0 million at October 31, 2017, a loss of approximately $130.5 million from continuing operations and approximately $7.6 million net cash used in continuing operating activities for the year ended October 31, 2017. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

We will continue to pursue fundraising opportunities that meet our long-term objectives, however, our cash position is not sufficient to support our operations through December 2018. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Series E Preferred Shares

On April 7, 2017, the Company issued 7,050 shares of its newly authorized Series E Preferred Stock (the “Series E Preferred Shares”) convertible into an aggregate of 7,050,000 shares of the Company’s common stock with a fair value of approximately $104.7 million which is equal to 7,050,000 common shares times $14.85 (the closing price of the Company’s common stock as of April 7, 2017) to Dr. Lough for the purchase of the Polarity NV’s assets.

The Preferred E Shares are convertible into shares of common stock based on a conversion calculation equal to the stated value of such Preferred E Shares, plus all accrued and unpaid dividends, if any as of such date of determination, divided by the conversion price. The stated value of each Preferred E Share is $1,000 and the initial conversion price is $1.00 per share, each subject to adjustment for stock splits, stock dividends, recapitalizations, combinations, subdivisions or other similar events. The Preferred E Shares, with respect to dividend rights and rights on liquidation, winding-up and dissolution, in each case will rank senior to the Company’s common stock and all other securities of the Company that do not expressly provide that such securities rank on parity with or senior to the Preferred E Shares. Until converted, each Preferred E Share is entitled to two votes for every share of common stock into which it is convertible on any matter submitted for a vote of stockholders. The Preferred E Shares participate on an “as converted” basis with all dividends declared on the Company’s common stock.

Redeemable Series F Preferred Shares

On September 20, 2017, the Company sold an aggregate of $17,750,000 worth of units (the “Units”) of the Company’s securities to accredited investors at a purchase price of $2,750 per Unit with each Unit consisting of (i) one share of the Company’s newly authorized 6% Series F Convertible Preferred Stock, par value $0.001 per share (the “Series F Preferred Stock”), which are convertible into one hundred (100) shares of the Company’s common stock, and (ii) a two-year warrant to purchase 322,727 shares of the Company’s common stock, at an exercise price of $30.00 per share. The Company incurred issuance costs of approximately $356,000 associated with the Unit offering.

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The Company entered into separate registration rights agreements, and subsequently amended such agreements, with each of the investors, pursuant to which the Company agreed to undertake to file a registration statement to register the resale of the conversion shares and warrant shares within 150 days of the closing of the transaction, to cause such registration statement to be declared effective by the Securities and Exchange Commission within ninety days following its filing and to maintain the effectiveness of the registration statement until all of such conversion shares and warrant shares have been sold or are otherwise able to be sold pursuant to Rule 144 under the Securities Act, without any restrictions. In the event the Company fails to file, or obtain effectiveness of, such registration statement with the specified period of time, the Company will be obligated to pay liquidated damages equal to the product of one 1% percent multiplied by the aggregate subscription amount paid by such investor for every thirty (30) days during which such filing is not made and/or effectiveness obtained, such fee being subject to certain exceptions, up to a maximum of twelve 12% percent.

Pursuant to the subscription agreements, for as long as the lead investor holds securities, except with certain issuances, the Company shall not incur any senior debt or issue any preferred stock with liquidation rights senior to the securities sold thereunder. During this period, the Company will not, without the consent of the investors holding a majority of the then issued and outstanding shares on the date of such consent (including the lead investor), enter into any equity line of credit or similar agreement, nor issue nor agree to issue any common stock, common stock equivalents, floating or variable priced equity linked instruments nor any of the foregoing or equity with price reset rights (subject to adjustment for stock splits, distributions, dividends, recapitalizations and the like).

The shares of Series F Preferred Stock are convertible into shares of the Company’s common stock based on a conversion calculation equal to the stated value of the Series F Preferred Stock, plus all accrued and unpaid dividends, if any, on such Series F Preferred Stock, as of such date of determination, divided by the conversion price. The stated value of each share of Series F Preferred Stock is $2,750 and the initial conversion price is $27.50 per share, each subject to adjustment for stock splits, stock dividends, recapitalizations, combinations, subdivisions or other similar events.

Each holder of a Series F Preferred Share is entitled to receive dividends, in cash or in shares of the Company’s common stock on the stated value of each share at the dividend rate, which shall be cumulative and shall continue to accrue and compound quarterly whether or not declared and whether or not in any fiscal year there shall be net profits or surplus available for the payment of dividends in such fiscal year. Dividends are payable quarterly in arrears on the fifteenth (15th) day of the next applicable quarter, to the record holders of the Series F Preferred Stock on the last day of the fiscal quarter immediately preceding the dividend payment date in shares of common stock, calculated using the VWAP of the common stock on the ninety (90) days immediately preceding the dividend record date; provided, however, that the Company may, at its option, pay dividends in cash or in a combination of common shares and cash.

Upon the liquidation, dissolution or winding up of the business of the Company, whether voluntary or involuntary, each holder of preferred shares shall be entitled to receive, for each share thereof, out of assets of the Company legally available therefor, a preferential amount in cash equal to (and not more than) $2,750.

On the two (2) year anniversary of the initial issuance date, any share of Series F Preferred Stock outstanding and not otherwise already converted, shall, at the option of the holder, either (i) automatically convert into common stock of the Company at the conversion price then in effect or (ii) be repaid by the Company based on the stated value of such outstanding shares of Series F Preferred Stock. In addition, in the event that the Company’s common stock attains a consolidated bid price of $45 or greater for any four (4) trading days during any eight (8) trading day period, the Series F Preferred Stock shall be automatically converted to common stock, without any further action by the holder (subject to the conversion limitation in the event that such conversion would result in such holder holding in excess of four and ninety-nine one-hundredths (4.99%) percent of the common stock of the Company).

The warrants issued in connection with the Series F Preferred Stock are liabilities pursuant to ASC 815. The warrant agreement provides for an adjustment to the number of common shares issuable under the warrant and/or adjustment to the exercise price, including but not limited to, if: (a) the Company issues shares of common stock as a dividend or distribution to holders of its common stock; (b) the Company subdivides or combines its common stock (i.e., stock split); (c) adjustment of exercise price upon issuance of new securities at less than the exercise price. Under ASC 815, warrants that provide for down-round exercise price protection are recognized as derivative liabilities.

The conversion feature within the Series F Preferred Stock is not clearly and closely related to the identified host instrument and, as such, is recognized as a derivative liability measured at fair value pursuant to ASC 815.

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The initial fair value of the warrants and bifurcated embedded conversion feature, estimated to be approximately $4.3 million and $9.3 million, respectively, was deducted from the gross proceeds of the Unit offering to arrive at the initial discounted carrying value of the Series F Preferred Stock. The resulting discount to the aggregate stated value of the Series F Preferred Stock of approximately $13.6 million will be recognized as accretion, similar to preferred stock dividends, over the two-year period prior to optional redemption by the holders. The Company recognized accretion of the discount to the stated value of the Series F Preferred Stock of approximately $369,000 in the year ended October 31, 2017 as a reduction of additional paid-in capital and an increase in the carrying value of the Series F Preferred Stock. The accretion is presented in the Statement of Operations as a deemed dividend, increasing net loss to arrive at net loss attributable to common stockholders.

Preferred Share Conversion Activity

During the year ended October 31, 2017, 3,991,487 shares of Convertible Preferred Stock Series A, 6,512 shares of Convertible Preferred Stock Series B, 23,185 shares of Convertible Preferred Stock Series C and 129,665 shares of Convertible Preferred Stock Series D were converted into 1,590,631 shares of common stock.

Common Stock

On January 18, 2017, the Company entered into separate exchange agreements (each an “Exchange Agreement”) with certain accredited investors (the “Investors”) who purchased warrants to purchase shares of the Company’s common stock (the “Warrants”) pursuant to the prospectus dated April 13, 2016. Pursuant to the Offering, the Company issued 250,000 shares of the Company’s common stock and Warrants to purchase 187,500 shares of common stock (taking into account the reverse split of the Company’s common stock on a 1 for 6 basis effective with The NASDAQ Stock Market LLC on August 1, 2016). The common stock and Warrants were offered by the Company pursuant to an effective shelf registration statement.

Under the terms of the Exchange Agreement, each Investor exchanged each Warrant it purchased in the Offering for 0.3 shares of common stock. Accordingly, the Company issued an aggregate of 56,250 shares of common stock in exchange for the return and cancellation of 187,500 Warrants.

During the year ended October 31, 2017, certain employees exercised their options at a weighted-average exercise price of $4.84 in exchange for the Company’s common stock for an aggregated amount of 268,847 shares.

Off-Balance Sheet Arrangements

As of October 31, 2017, we had no off-balance sheet arrangements.

Inflation

Our management currently believes that inflation has not had, and does not currently have, a material impact on continuing operations.

Cash Flows

Cash and cash equivalents and working capital were approximately $17.7 million and $2.5 million, respectively, as of October 31, 2017 compared to approximately $6.5 million and $5.4 million at October 31, 2016, respectively.

Operating Cash Flows. Cash used in continuing operating activities in the year ended October 31, 2017 amounted to approximately $7.6 million compared to approximately $1.9 million for the 2016 period. The increase in net cash used in continuing operating activities mostly relates to the increase in net loss, partially offset by the research and development - intellectual property acquired paid for in preferred shares and by the increase in share-based compensation.

Cash provided by discontinued operating activities in the year ended October 31, 2017 amounted to approximately $33,000 compared to approximately $113,000 for the 2016 period.

Investing Cash Flows. Cash used in continuing investing activities in the year ended October 31, 2017 amounted to approximately $2.5 million. The $2.5 million relates to the purchase of property and equipment (mostly medical equipment). There were no investing activities in the 2016 period.

Financing Cash Flows. Net cash provided by financing activities in the year ended October 31, 2017 amounted to approximately $21.2 million compared to approximately $8.8 million used in the 2016 period. For the year ended October 31, 2017, the $21.2 million related to capital raising activities and proceeds from option exercises. For the year ended October 31, 2016, the $8.8 million mostly related to a payment of a $10.0 million special cash dividend, partially offset by an equity capital raise of approximately $1.4 million.

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FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

PolarityTE, Inc.

We have audited the accompanying consolidated balance sheets of PolarityTE, Inc. and Subsidiaries (the “Company”) as of October 31, 2017 and 2016, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years then ended. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PolarityTE, Inc. and Subsidiaries as of October 31, 2017 and 2016, and the consolidated results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has sustained cumulative losses and recurring cash outflows from operations through October 31, 2017 that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ EisnerAmper LLP

EISNERAMPER LLP
Iselin, New Jersey
January 29, 2018

10

POLARITYTE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	October 31, 2017	October 31, 2016
ASSETS

Current assets:
Cash and cash equivalents	$17,667	$6,523
Prepaid expenses and other current assets	237	47
Receivable from Zift	60	-
Current assets related to discontinued operations	-	163
Total current assets	17,964	6,733
Non-current assets:
Property and equipment, net	2,173	18
Receivable from Zift, non-current	15	-
Total non-current assets	2,188	18
TOTAL ASSETS	$20,152	$6,751

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued expenses	$1,939	$474
Warrant liability and embedded derivative	13,502	70
Current liabilities related to discontinued operations	-	810
Total current liabilities	15,441	1,354
Total liabilities	15,441	1,354

Commitments and Contingencies

Redeemable convertible preferred stock – Series F - 6,455 shares authorized, issued and outstanding at October 31, 2017; liquidation preference - $17,750.	4,541	-

STOCKHOLDERS’ EQUITY:
Convertible preferred stock - 9,993,545 shares authorized, 3,230,655 and 7,374,454 shares issued and outstanding at October 31, 2017 and 2016, aggregate liquidation preference $2,140 and $4,854, respectively	109,995	10,153
Common stock - $.001 par value; 250,000,000 shares authorized; 6,515,524 and 2,782,963 shares issued and outstanding at October 31, 2017 and 2016, respectively	7	3
Additional paid-in capital	149,173	123,417
Accumulated deficit	(259,005)	(128,176)
Total stockholders’ equity	170	5,397
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$20,152	$6,751

See accompanying notes

11

POLARITYTE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	For the Years Ended October 31,
	2017	2016
Operating costs and expenses
Research and development	$7,107	$-
Research and development - intellectual property acquired	104,693	-
General and administrative	18,812	4,099
	130,612	4,099
Operating loss	(130,612)	(4,099)
Other income
Interest income	23	18
Change in fair value of derivatives	109	248
Net loss from continuing operations	(130,480)	(3,833)
Loss from discontinued operations	(449)	(807)
Gain on sale of discontinued operations	100	-
Loss from discontinued operations, net	(349)	(807)
Net loss	(130,829)	(4,640)
Special cash dividend attributable to preferred stockholders	-	(6,002)
Deemed dividend – accretion of discount on Series F preferred stock	(369)	-
Cumulative dividends on Series F preferred stock	(124)	-
Net loss attributable to common stockholders	$(131,322)	$(10,642)

Net loss per share, basic and diluted:
Loss from continuing operations	$(26.50)	$(1.83)
Loss from discontinued operations	(0.07)	(0.38)
Net loss	(26.57)	(2.21)
Special cash dividend attributable to preferred stockholders	-	(2.87)
Deemed dividend – accretion of discount on Series F preferred stock	(0.07)	-
Cumulative dividends on Series F preferred stock	(0.03)	-
Net loss attributable to common stockholders	$(26.67)	$(5.08)

Weighted average shares outstanding, basic and diluted:	4,923,327	2,096,022

See accompanying notes

12

POLARITYTE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share and per share amounts)

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Number	Amount	Number	Amount	Capital	Deficit	Equity
Balance - October 31, 2015	9,025,265	$10,694	1,851,503	$2	128,497	$(123,536)	$15,657
Issuance of common stock in connection with:
Restricted stock grants	-	-	356,666	1	(1)	-	-
Conversion of Series A preferred stock	(1,638,810)	(401)	273,135	-	401	-	-
Conversion of Series D preferred stock	(12,001)	(140)	20,002	-	140	-	-
Proceeds from stock option exercise	-	-	31,657	-	129	-	129
Stock based compensation expense	-	-	-	-	3,142	-	3,142
Shares issued for cash	-	-	250,000	-	1,406	-	1,406
Warrant liability	-	-	-	-	(318)	-	(318)
Allocation of warrant offering cost	-	-	-	-	21	-	21
Special cash dividend	-	-	-	-	(10,000)	-	(10,000)
Net loss	-	-	-	-	-	(4,640)	(4,640)
Balance as of October 31, 2016	7,374,454	$10,153	2,782,963	$3	$123,417	$(128,176)	$5,397
Issuance of common stock in connection with:
Conversion of Series A preferred stock to common stock	(3,991,487)	(976)	761,798	1	975	-	-
Conversion of Series B preferred stock to common stock	(6,512)	(549)	108,543	-	549	-	-
Conversion of Series C preferred stock to common stock	(23,185)	(1,809)	504,184	1	1,808	-	-
Conversion of Series D preferred stock to common stock	(129,665)	(1,517)	216,106	-	1,517	-	-
Issuance of Series E preferred stock for research and development intellectual property	7,050	104,693	-	-	-	-	104,693
Proceeds from stock option exercises	-	-	268,847	-	1,301	-	1,301
Warrants exchanged for common stock	-	-	56,250	-	78	-	78
Stock-based compensation expense	-	-	1,057,500	1	17,744	-	17,745
Common stock issued for cash	-	-	759,333	1	2,277	-	2,278
Deemed dividend – accretion of discount on Series F preferred stock	-	-	-	-	(369)	-	(369)
Cumulative dividends on Series F preferred stock	-	-	-	-	(124)	-	(124)
Net loss	-	-	-	-	-	(130,829)	(130,829)
Balance as of October 31, 2017	3,230,655	$109,995	6,515,524	$7	$149,173	$(259,005)	$170

See accompanying notes

13

POLARITYTE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Years Ended October 31,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(130,829)	$(4,640)
Loss from discontinued operations	349	807
Loss from continuing operations	(130,480)	(3,833)
Adjustments to reconcile net loss from continuing operations to net cash used in continuing operating activities:
Depreciation and amortization	432	-
Stock based compensation expense	16,627	2,042
Research and development - intellectual property acquired	104,693	-
Change in fair value of derivatives	(109)	(248)
Offering costs expensed	-	21
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(190)	54
Accounts payable and accrued expenses	1,411	85
Net cash used in continuing operating activities	(7,616)	(1,879)
Net cash provided by discontinued operating activities	33	113
Net cash used in operating activities	(7,583)	(1,766)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(2,544)	-
Net cash used in continuing investing activities	(2,544)	-
Net cash provided by discontinued investing activities	25	-
Net cash used in investing activities	(2,519)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Special cash dividend	-	(10,000)
Proceeds from stock options exercised	1,301	129
Net proceeds from the sale of preferred stock and warrants	17,667	-
Net proceeds from the sale of common stock and warrants	-	1,406
Proceeds from the sale of common stock	2,278	-
Payments to Zift	-	(299)
Net cash provided by (used in) financing activities	21,246	(8,764)

Net increase (decrease) in cash and cash equivalents	11,144	(10,530)
Cash and cash equivalents - beginning of period	6,523	17,053
Cash and cash equivalents - end of period	$17,667	$6,523

Supplemental schedule of non-cash investing and financing activities:
Conversion of Series A preferred stock to common stock	$976	$401
Conversion of Series B preferred stock to common stock	$549	$-
Conversion of Series C preferred stock to common stock	$1,809	$-
Conversion of Series D preferred stock to common stock	$1,517	$140
Warrants exchanged for common stock shares	$78	$-
Establishment of warrant liability in connection with Series F Preferred Stock issuance	$4,299	$-
Establishment of derivative liability in connection with Series F Preferred Stock issuance	$9,319	$-
Deemed dividend – accretion of discount on Series F preferred stock	$369	$-
Common stock shares and warrants issued for offering costs	$-	$75
Unpaid liability for acquisition of property and equipment	$54	$-
Cumulative dividends on Series F preferred stock	$124	$-

See accompanying notes

14

POLARITYTE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. PRINCIPAL BUSINESS ACTIVITY AND BASIS OF PRESENTATION

Asset Acquisition and Name Change. On December 1, 2016, Majesco Entertainment Company (n/k/a PolarityTE, Inc.), a Delaware corporation (the “Company”) entered into an agreement to acquire the assets of Polarity NV (as defined below), a regenerative medicine company. The asset acquisition was subject to shareholder approval, which was received on March 10, 2017 and the transaction closed on April 7, 2017, as more fully described below. In January 2017, the Company changed its name to “PolarityTE, Inc.”

On December 1, 2016, the Company appointed Dr. Denver Lough as Chief Executive Officer, Chief Scientific Officer and Chairman of our Board of Directors and Dr. Ned Swanson as Chief Operating Officer of the Company. Until their respective appointments, both doctors were associated with Johns Hopkins University, Baltimore, Maryland, as full-time residents. On December 1, 2016, Dr. Lough assigned the patent application as well as all related intellectual property to a newly-formed Nevada corporation, Polarityte, Inc. (“Polarity NV”), and the Company entered into an Agreement and Plan of Reorganization (the “Agreement”) with Polarity NV and Dr. Lough. As a result, at closing, the patent application would be owned by the Company without the need for further assignments or recordation with the Patent Trademark Office.

On April 7, 2017, the Company issued 7,050 shares of its newly authorized Series E Preferred Stock (the “Series E Preferred Shares”) convertible into an aggregate of 7,050,000 shares of the Company’s common stock with a fair value of approximately $104.7 million which is equal to 7,050,000 common shares times $14.85 (the closing price of the Company’s common stock as of April 7, 2017) to Dr. Lough for the purchase of the Polarity NV’s assets. Since the assets purchased were in-process research and development assets, the total purchase price was immediately expensed as research and development - intellectual property acquired since they have no alternative future use.

Drs. Lough and Swanson lead the Company’s current efforts focused on scientific research and development and in this regard on December 1, 2016, the Company leased laboratory space and purchased laboratory equipment in Salt Lake City, Utah. Subsequent expenditures include the purchase of medical equipment, including microscopes for high end real-time imaging of cells and tissues required for tissue engineering and regenerative medicine research. The Company has added additional facilities, and established university and scientific relationships and collaborations in order to pursue its business. None of these activities were performed by Dr. Lough or Dr. Swanson prior to December 1, 2016 in connection with their university positions or privately.

Dr. Lough is the named inventor under a pending patent application for a novel regenerative medicine and tissue engineering platform filed in the United States and elsewhere. The Company believes that its future success depends significantly on its ability to protect its inventions and technology. Prior to December 1, 2016, no employees, consultants or partners engaged in any business activity related to the patent application and no licenses or contracts were granted related to the patent application, other than professional services related to preparation and filing of the patent.

There was never any intent to acquire an ongoing business and no ongoing business was acquired. The asset is preserved in a stand-alone entity merely as a vehicle to provide the Company a seamless means to acquire the asset (a patent application) without undue cost, expense and time. Polarity NV has never had employees and, therefore, no employees were acquired in the transaction.

The Company adopted ASU 2017-01, Business Combinations (Topic 805), Clarifying the Definition of a Business, during the first quarter of fiscal 2017. In accordance with ASU 2017-01 we analyzed the above transaction noting that substantially all the fair value of the gross assets acquired were concentrated in a single intellectual property asset and Polarity NV had no employees on the acquisition date. The Company further considered that Polarity NV’s intellectual property did not generate any revenue and never had any employees or workforce. On December 1, 2016, prior to any Polarity NV acquisition, the Company hired Denver Lough as its Chief Executive and Chief Scientific Officer and Edward Swanson as Chief Operating Officer. Both of these executives were employed full-time by Johns Hopkins University and were not employed by Polarity NV. In December 2016, the Company established a clinical advisory board and added three members in December 2016 and three more in January 2017. Establishing the clinical advisory board and hiring a COO are critical to establishing at the Company for the first time a workforce that has the knowledge and experience to obtain regulatory approval of the Company’s intellectual property. Therefore, the acquisition of an intellectual property asset and no employees from Polarity NV on April 7, 2017 did not represent the acquisition of an organized workforce with the necessary skills and experience to create outputs.

15

POLARITYTE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Discontinued Operations. On June 23, 2017, the Company sold Majesco Entertainment Company, a Nevada corporation and wholly-owned subsidiary of the Company (“Majesco Sub”) to Zift Interactive LLC (“Zift”), a Nevada limited liability company pursuant to a purchase agreement. Pursuant to the terms of the agreement, the Company sold 100% of the issued and outstanding shares of common stock of Majesco Sub to Zift, including all of the right, title and interest in and to Majesco Sub’s business of developing, publishing and distributing video game products through mobile and online digital downloading. Pursuant to the terms of the agreement, the Company will receive total cash consideration of approximately $100,000 ($5,000 upon signing the agreement and 19 additional monthly payments of $5,000) plus contingent consideration based on net revenues valued at $0. As of October 31, 2017, the Company received $25,000 in cash consideration and $75,000 remains receivable.

As a result of the transaction above, the Company disposed entirely of its gaming business assets and intends to devote its resources and attention to its regenerative medicine efforts going forward.

Segments. With the sale of Majesco Sub on June 23, 2017, the Company solely operates in its Regenerative Medicine segment.

NASDAQ listing. On January 6, 2017 and November 1, 2017, PolarityTE, Inc., was notified by The NASDAQ Stock Market, LLC of failure to comply with Nasdaq Listing Rule 5605(b)(1) which requires that a majority of the directors comprising the Company’s Board of Directors be considered “independent”, as defined under the Rule. The notice had no immediate effect on the listing or trading of the Company’s common stock on The NASDAQ Capital Market and the common stock continued to trade on The NASDAQ Capital Market under the symbol “COOL”.

On February 22, 2017, the Company regained compliance with Listing Rule 5605(b)(1), the independent director requirement for continued listing on The NASDAQ Stock Market, with the appointment of Mr. Steve Gorlin and Dr. Jon Mogford, and the matter is now closed. PolarityTE’s common stock will continue to be listed on The NASDAQ Capital Market.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries; Polarity NV, Majesco Sub (through the date sold) and Majesco Europe Limited (through the date dissolved). Majesco Europe Limited was dissolved during the year ended October 31, 2016 and Majesco Sub was sold on June 23, 2017. Significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents. Cash equivalents consist of highly liquid investments with original maturities of three months or less at the date of purchase. At various times, the Company has deposits in excess of the Federal Deposit Insurance Corporation limit. The Company has not experienced any losses on these accounts.

Accounts Payable and Accrued Expenses. The carrying amounts of accounts payable and accrued expenses approximate fair value as these accounts are largely current and short term in nature.

Property and Equipment. Property and equipment is stated at cost. Depreciation and amortization is being provided for by the straight-line method over the estimated useful lives of the assets, generally five years. Amortization of leasehold improvements is provided for over the shorter of the term of the lease or the life of the asset.

Income Taxes. The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company evaluates the potential for realization of deferred tax assets at each quarterly balance sheet date and records a valuation allowance for assets for which realization is not more likely than not.

Stock Based Compensation. The Company measures all stock-based compensation to employees using a fair value method and records such expense in general and administrative and research and development expenses. Compensation expense for stock options with cliff vesting is recognized on a straight-line basis over the vesting period of the award, based on the fair value of the option on the date of grant. For stock options with graded vesting, the Company recognizes compensation expense over the service period for each separately vesting tranche of the award as though the award were in substance, multiple awards.

16

POLARITYTE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value for options issued is estimated at the date of grant using a Black-Scholes option-pricing model. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of the grant. The volatility factor is determined based on the Company’s historical stock prices.

The value of restricted stock grants is measured based on the fair market value of the Company’s common stock on the date of grant and amortized over the vesting period of, generally, six months to three years.

The accounting for non-employee options and restricted stock is similar to that of employees, however, unlike employee options and restricted stock, the measurement date is not the grant date. The measurement date is the vest date. Until the options or shares vest, they are re-measured (re-valued) each reporting period and the expense marked up or marked down accordingly.

Loss Per Share. Basic loss per share of common stock is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted loss per share excludes the potential impact of common stock options, unvested shares of restricted stock and outstanding common stock purchase warrants because their effect would be anti-dilutive due to our net loss.

Commitments and Contingencies. We are subject to claims and litigation in the ordinary course of our business. We record a liability for contingencies when the amount is both probable and reasonably estimable. We record associated legal fees as incurred.

Accounting for Warrants. The Company accounts for the issuance of common stock purchase warrants issued in connection with the equity offerings in accordance with the provisions of ASC 815, Derivatives and Hedging (“ASC 815”). The Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) gives the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) gives the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement). In addition, under ASC 815, registered common stock warrants that require the issuance of registered shares upon exercise and do not expressly preclude an implied right to cash settlement are accounted for as derivative liabilities. The Company classifies these derivative warrant liabilities on the consolidated balance sheet as a current liability.

Change in Fair Value of Derivatives. The Company assessed the classification of common stock purchase warrants as of the date of each offering and determined that certain instruments met the criteria for liability classification. Accordingly, the Company classified the warrants as a liability at their fair value and adjusts the instruments to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until the warrants are exercised or expired, and any change in fair value is recognized as “change in fair value of warrant liability” in the consolidated statements of operations. The fair value of the warrants has as well as other derivatives have been estimated using a Monte-Carlo or Black-Scholes valuation model.

Reclassifications. Certain previously reported amounts have been reclassified to conform with the current financial statement presentation. One reclassification relates to discontinued operations. Another represents a reclassification of approximately $1.8 million from general and administrative expenses to research and development expenses for the six months ended April 30, 2017.

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities or the disclosure of gain or loss contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Among the more significant estimates included in these financial statements are the valuation of warrant liability, valuation of derivative liability, stock based compensation and the valuation allowances for deferred tax benefits. Actual results could differ from those estimates.

17

POLARITYTE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recently Adopted Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU No. 2014-15”) that requires management to evaluate whether there are conditions and events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the financial statements are issued on both an interim and annual basis. Management is required to provide certain footnote disclosures if it concludes that substantial doubt exists or when its plans alleviate substantial doubt about the Company’s ability to continue as a going concern. The Company adopted ASU No. 2014-15 on November 1, 2016 and its adoption is disclosed in accordance with the requirements of the ASU.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805) Clarifying the Definition of a Business. The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those periods. The Company adopted this guidance effective November 1, 2016.

Recent Accounting Pronouncements.

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes FASB ASC Topic 840, Leases (Topic 840) and provides principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months regardless of classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases. The standard is effective for annual and interim periods beginning after December 15, 2018, with early adoption permitted upon issuance. When adopted, the Company expects this guidance to have a material impact on its consolidated balance sheet.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting. Under ASU No. 2016-09, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in capital (“APIC”). Instead, they will record all excess tax benefits and tax deficiencies as income tax expense or benefit in the income statement and the APIC pools will be eliminated. In addition, ASU No. 2016-09 eliminates the requirement that excess tax benefits be realized before companies can recognize them. ASU No. 2016-09 also requires companies to present excess tax benefits as an operating activity on the statement of cash flows rather than as a financing activity. Furthermore, ASU No. 2016-09 will increase the amount an employer can withhold to cover income taxes on awards and still qualify for the exception to liability classification for shares used to satisfy the employer’s statutory income tax withholding obligation. An employer with a statutory income tax withholding obligation will now be allowed to withhold shares with a fair value up to the amount of taxes owed using the maximum statutory tax rate in the employee’s applicable jurisdiction(s). ASU No. 2016-09 requires a company to classify the cash paid to a tax authority when shares are withheld to satisfy its statutory income tax withholding obligation as a financing activity on the statement of cash flows. Under current U.S. GAAP, it was not specified how these cash flows should be classified. In addition, companies will now have to elect whether to account for forfeitures on share-based payments by (1) recognizing forfeitures of awards as they occur or (2) estimating the number of awards expected to be forfeited and adjusting the estimate when it is likely to change, as is currently required. The amendments of this ASU are effective for reporting periods beginning after December 15, 2016, with early adoption permitted but all of the guidance must be adopted in the same period. The Company is currently assessing the impact that ASU No. 2016-09 will have on its consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting. ASU 2017-09 provides clarity and reduces both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, to a change to the terms or conditions of a share-based payment award. The amendments in ASU 2017-09 should be applied prospectively to an award modified on or after the adoption date. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company is currently assessing the potential impact of adopting ASU 2017-09 on its consolidated financial statements and related disclosures.

18

POLARITYTE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception, (ASU 2017-11). Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable noncontrolling interests. The amendments in Part II of this update do not have an accounting effect. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company is currently assessing the potential impact of adopting ASU 2017-11 on its financial statements and related disclosures.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, a new accounting standard that requires recognition of revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. The FASB has also issued several updates to ASU 2014-09. The new standard supersedes U.S. GAAP guidance on revenue recognition and requires the use of more estimates and judgments than the present standards. It also requires additional disclosures regarding the nature, amount, timing and uncertainty of cash flows arising from contracts with customers. Topic 606 is effective for our fiscal year 2019 beginning on November 1, 2018. We are still evaluating the overall effect that the standard will have on our consolidated financial statements and accompanying notes to the consolidated financial statements.

3. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced net losses and negative cash flows from operations during each of the last two fiscal years. The Company has experienced negative cash flows from continuing operations of approximately $7.6 million for the year ended October 31, 2017. Given these negative cash flows and forecasted increased spending, the continuation of the Company as a going concern is dependent upon continued financial support from its shareholders, potential collaborations, the ability of the Company to obtain necessary equity and/or debt financing to continue operations, and the attainment of profitable operations. The Company cannot make any assurances that additional financings will be available to it and, if available, completed on a timely basis, on acceptable terms or at all. If the Company is unable to complete a debt or equity offering, execute a collaboration arrangement or otherwise obtain sufficient financing when and if needed, it would negatively impact its business and operations and could also lead to the reduction or suspension of the Company’s operations and ultimately force the Company to cease operations. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

4. FAIR VALUE

In accordance with ASC 820, Fair Value Measurements and Disclosures, financial instruments were measured at fair value using a three-level hierarchy which maximizes use of observable inputs and minimizes use of unobservable inputs:

●	Level 1: Observable inputs such as quoted prices in active markets for identical instruments
●	Level 2: Quoted prices for similar instruments that are directly or indirectly observable in the market
●	Level 3: Significant unobservable inputs supported by little or no market activity. Financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, for which determination of fair value requires significant judgment or estimation.

19

POLARITYTE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with the April 19, 2016 common stock offering, the Company issued warrants to purchase an aggregate of 187,500 shares of common stock. These warrants were exercisable at $6.90 per share and expire on April 19, 2018. These warrants were analyzed and it was determined that they require liability treatment. Under ASC 815, registered common stock warrants that require the issuance of registered shares upon exercise and do not expressly preclude an implied right to cash settlement are accounted for as derivative liabilities. The Company classifies these derivative warrant liabilities on the consolidated balance sheet as a current liability.

The fair value of these warrants at January 18, 2017, the date these warrants were exchanged, and October 31, 2016 was determined to be approximately $78,000 and $70,000, respectively, as calculated using Black-Scholes with the following assumptions: (1) stock price of $3.62 and $3.58, respectively; (2) a risk-free rate of 0.97% and 0.75%, respectively; and (3) an expected volatility of 68% and 61%, respectively.

In connection with the Series F preferred stock offering in September 2017, the Company issued warrants to purchase an aggregate of 322,727 shares of common stock. These warrants are exercisable at $30.00 per share and expire in two years. The warrants are liabilities pursuant to ASC 815. The warrant agreement provides for an adjustment to the number of common shares issuable under the warrant and/or adjustment to the exercise price, including but not limited to, if: (a) the Company issues shares of common stock as a dividend or distribution to holders of its common stock; (b) the Company subdivides or combines its common stock (i.e., stock split); (c) adjustment of exercise price upon issuance of new securities at less than the exercise price. Under ASC 815, warrants that provide for down-round exercise price protection are recognized as derivative liabilities.

In addition, the Series F preferred stock contains an embedded conversion feature that is not clearly and closely related to the identified host instrument and, as such, is recognized as a derivative liability measured at fair value. The Company classifies these derivatives on the consolidated balance sheet as a current liability.

The fair value of these warrants and bifurcated embedded conversion feature was estimated to be approximately $4.3 million and $9.3 million, respectively, at both the issuance date and October 31, 2017 as calculated using the Monte Carlo simulation with the following assumptions:

	Common Warrants		Series F Conversion Feature
	September 20, 2017	October 31, 2017	September 20, 2017	October 31, 2017
Stock price	$25.69	$25.87	$25.69	$25.87
Exercise price	$30.00	$30.00	$27.50	$27.50
Risk-free rate	1.450%	1.581%	1.450%	1.581%
Volatility	94.9%	96.0%	94.9%	96.0%
Term	2.00	1.89	2.00	1.89

Financial instruments measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The fair value hierarchy of financial instruments, measured at fair value on a recurring basis on the consolidated balance sheets as of October 31, 2017 and 2016 is as follows (in thousands):

	Fair Value Measurement as of October 31, 2017
	Level 1	Level 2	Level 3	Total
Liabilities
Warrant liability	$-	$-	$4,256	$4,256
Derivative liability	-	-	9,246	9,246
Total	$-	$-	$13,502	$13,502

	Fair Value Measurement as of October 31, 2016
	Level 1	Level 2	Level 3	Total
Liabilities
Warrant liability	$-	$-	$70	$70
Total	$-	$-	$70	$70

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POLARITYTE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the changes in the estimated fair value for our Level 3 classified derivative warrant liability (in thousands):

	2016 Common Stock Offering Warrant Liability	2017 Series F Preferred Stock - Warrant Liability	2017 Series F Preferred Stock - Embedded Derivative	Total Warrant and Derivative Liability
Fair value – November 1, 2015	$-	$-	$-	$-
Additions	318	-	-	318
Change in fair value	(248)	-	-	(248)
Fair value – October 31, 2016	70	-	-	70
Exchanged - January 18, 2017 (see Note 8)	(78)	-	-	(78)
Additions	-	4,300	9,319	13,619
Change in fair value	8	(44)	(73)	(109)
Fair value – October 31, 2017	$-	$4,256	$9,246	$13,502

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

The following table presents the major components of prepaid expenses and other current assets (in thousands):

	October 31, 2017	October 31, 2016
Legal retainer	$15	$-
Prepaid insurance	69	22
Tax receivable	-	18
Other prepaids	126	-
Deposits	26	-
Other assets	1	7
Total prepaid expenses and other current assets	$237	$47

6. PROPERTY AND EQUIPMENT, NET

The following table presents the components of property and equipment, net (in thousands):

	October 31, 2017	October 31, 2016
Medical equipment	$2,418	$-
Computers and software	211	61
Furniture and equipment	30	78
Total property and equipment, gross	2,659	139
Accumulated depreciation	(486)	(121)
Total property and equipment, net	$2,173	$18

Depreciation expense for the years ended October 31, 2017 and 2016 is as follows (in thousands):

	For the Years Ended October 31,
	2017	2016
General and administrative expense:
Continuing operations	$1	$-
Discontinued operations	11	27
	12	27
Research and development expense:
Continuing operations	431	-
Total depreciation expense	$443	$27

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POLARITYTE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The following table presents the major components of accounts payable and accrued expenses (in thousands):

	October 31, 2017	October 31, 2016
Accounts payable	$25	$-
Due to Zift	36	-
Medical study and supplies	362	-
Medical equipment purchase	54	-
Salaries and other compensation	574	463
Legal and accounting	555	-
Other accruals	333	11
Total accounts payable and accrued expenses	$1,939	$474

Salaries and other compensation includes accrued payroll expense and estimated employer 401K plan contributions.

8. PREFERRED SHARES AND COMMON SHARES

Convertible preferred stock as of October 31, 2017 consisted of the following (in thousands, except share amounts):

	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference	Common Shares Issuable Upon Conversion
Series A	8,830,000	3,146,671	$769	$2,140	713,245
Series B	54,250	47,689	4,020	-	794,806
Series C	26,000	2,578	201	-	59,953
Series D	170,000	26,667	312	-	44,445
Series E	7,050	7,050	104,693	-	7,050,000
Series F	6,455	6,455	4,541	17,750	645,455
Other authorized, unissued	906,245	-	-	-	-
Total	10,000,000	3,237,110	$114,536	$19,890	9,307,904

Convertible preferred stock as of October 31, 2016 consisted of the following (in thousands, except share amounts):

	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference	Common Shares Issuable Upon Conversion
Series A	8,830,000	7,138,158	$1,745	$4,854	1,189,693
Series B	54,250	54,201	4,569	-	903,362
Series C	26,000	25,763	2,010	-	429,392
Series D	170,000	156,332	1,829	-	260,553
Other authorized, unissued	919,750	-	-	-	-
Total	10,000,000	7,374,454	$10,153	$4,854	2,783,000

Series A Preferred Shares

The Series A Preferred Shares are convertible into shares of common stock based on a conversion calculation equal to the stated value of such Series A Preferred Share, plus all accrued and unpaid dividends, if any, on such Series A Preferred Share, as of such date of determination, divided by the conversion price. The stated value of each Preferred Share is $0.68 and the initial conversion price was $4.08 (current conversion price at October 31, 2017 is $3.00) per share, each subject to adjustment for stock splits, stock dividends, recapitalizations, combinations, subdivisions or other similar events. In addition, in the event the Company issues or sells, or is deemed to issue or sell, shares of its common stock at a per share price that is less than the conversion price then in effect, the conversion price shall be reduced to such lower price, subject to certain exceptions. Pursuant to the Certificate of Designations, Preferences and Rights of the 0% Series A Convertible Preferred Stock of PolarityTE, Inc., the Company is prohibited from incurring debt or liens, or entering into new financing transactions without the consent of the lead investor (as defined in the December Subscription Agreements) as long as any of the Series A Preferred Shares are outstanding. The Series A Preferred Shares bear no dividends.

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POLARITYTE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The holders of Series A Preferred Shares shall vote together with the holders of common stock on all matters on an as if converted basis, subject to certain conversion and ownership limitations, and shall not vote as a separate class. Notwithstanding the foregoing, the conversion price for purposes of calculating voting power shall in no event be lower than $3.54 per share. At no time may all or a portion of the Series A Preferred Shares be converted if the number of shares of common stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares of common stock owned by the holder at such time, the number of shares of common stock which would result in such Holder beneficially owning (as determined in accordance with Section 13(d) of the 1934 Act and the rules thereunder) more than 4.99% of all of the common stock outstanding at such time; provided, however, that the holder may waive the 4.99% limitation at which time he may not own beneficially own more than 9.99% of all the common stock outstanding at such time.

The Series A Preferred Shares do not represent an unconditional obligation to be settled in a variable number of shares of common stock, are not redeemable and do not contain fixed or indexed conversion provisions similar to debt instruments. Accordingly, the Series A Preferred Shares are considered equity hosts and recorded in stockholders’ equity.

Series B Preferred Shares

The Series B Preferred Shares are convertible into shares of common stock based on a conversion calculation equal to the stated value of such Series B Preferred Shares, plus all accrued and unpaid dividends, if any, on such Series B Preferred Shares, as of such date of determination, divided by the conversion price. The stated value of each Preferred Share is $140.00 and the initial conversion price is $8.40 per share, each subject to adjustment for stock splits, stock dividends, recapitalizations, combinations, subdivisions or other similar events. The Company is prohibited from effecting a conversion of the Series B Preferred Shares to the extent that, as a result of such conversion, such holder would beneficially own more than 4.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares of common stock upon conversion of the Series B Preferred Shares, which beneficial ownership limitation may be increased by the holder up to, but not exceeding, 9.99%. Subject to such beneficial ownership limitations, each holder is entitled to vote on all matters submitted to stockholders of the Company on an as converted basis, based on a conversion price of $8.40 per shares. The Series B Preferred Shares rank junior to the Series A Preferred Shares and bear no dividends. All of the convertible preferred shares do not represent an unconditional obligation to be settled in a variable number of shares, are not redeemable and do not contain fixed or indexed conversion provisions similar to debt instruments. Accordingly, the convertible preferred shares are considered equity hosts and recorded in stockholders’ equity.

Series C Preferred Shares

The Series C Preferred Shares are convertible into shares of common stock based on a conversion calculation equal to the stated value of such Series C Preferred Shares, plus all accrued and unpaid dividends, if any, on such Series C Preferred Shares, as of such date of determination, divided by the conversion price. The stated value of each Series C Preferred Share is $120.00 per share, and the initial conversion price was $7.20 (current conversion price at October 31, 2017 is $5.16) per share, each subject to adjustment for stock splits, stock dividends, recapitalizations, combinations, subdivisions or other similar events. In addition, in the event the Company issues or sells, or is deemed to issue or sell, shares of common stock at a per share price that is less than the conversion price then in effect, the conversion price shall be reduced to such lower price, subject to certain exceptions and provided that the conversion price may not be reduced to less than $5.16, unless and until such time as the Company obtains shareholder approval to allow for a lower conversion price. The Company is prohibited from effecting a conversion of the Series C Preferred Shares to the extent that, as a result of such conversion, such May Investor would beneficially own more than 4.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares of common stock upon conversion of the Series C Preferred Shares, which beneficial ownership limitation may be increased by the holder up to, but not exceeding, 9.99%. Subject to the beneficial ownership limitations discussed previously, each holder is entitled to vote on all matters submitted to stockholders of the Company, and shall have the number of votes equal to the number of shares of common stock issuable upon conversion of such holder’s Series C Preferred Shares, based on a conversion price of $7.80 per share. The Series C Preferred Shares bear no dividends and shall rank junior to the Company’s Series A Preferred Shares but senior to the Company’s Series B Preferred Shares.

In connection with the sale of the Series C Preferred Shares, the Company also entered into separate registration rights agreements (the “May Registration Rights Agreement”) with each Investor. The Company agreed to use its best efforts to file a registration statement to register the Shares and the common stock issuable upon the conversion of the Series C Preferred Shares, within thirty days following the Closing Date, to cause such registration statement to be declared effective within ninety days of the filing day and to maintain the effectiveness of the registration statement until all of such shares of common stock have been sold or are otherwise able to be sold pursuant to Rule 144 without restriction. In the event the Company fails to satisfy its obligations under the Registration Rights Agreement, the Company is obligated to pay to the Investors on a monthly basis, an amount equal to 1% of the Investor’s investment, up to a maximum of 12%. Effective as of the original filing deadline of the registration statement, the Company obtained the requisite approval from the Investors for the waiver of its obligations under the May Registration Rights Agreement.

23

POLARITYTE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company evaluated the guidance ASC 480-10 Distinguishing Liabilities from Equity and ASC 815-40 Contracts in an Entity’s Own Equity to determine the appropriate classification of the instruments. The Series C Preferred Shares do not represent an unconditional obligation to be settled in a variable number of shares of common stock, are not redeemable and do not contain fixed or indexed conversion provisions similar to debt instruments. Accordingly, the Series C Preferred Shares are considered equity hosts and recorded in stockholders’ equity.

Series D Preferred Shares

The Preferred D Shares are convertible into shares of common stock based on a conversion calculation equal to the stated value of such Preferred D Shares, plus all accrued and unpaid dividends, if any, on such Preferred D Share, as of such date of determination, divided by the conversion price. The stated value Preferred D Shares is $1,000 per share and the initial conversion price is $600 per share, each subject to adjustment for stock splits, stock dividends, recapitalizations, combinations, subdivisions or other similar events. The Company is prohibited from effecting a conversion of the Preferred D Shares to the extent that, as a result of such conversion, such investor would beneficially own more than 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion of the Preferred D Shares. Upon 61 days written notice, the beneficial ownership limitation may be increased by the holder up to, but not exceeding, 9.99%. Except as otherwise required by law, holders of Series D Preferred Shares shall not have any voting rights. Pursuant to the Certificate of Designations, Preferences and Rights of the 0% Series D Convertible Preferred Stock, the Preferred D Shares bear no dividends and shall rank senior to the Company’s other classes of capital stock.

Series E Preferred Shares

On April 7, 2017, the Company issued 7,050 shares of its newly authorized Series E Preferred Stock (the “Series E Preferred Shares”) convertible into an aggregate of 7,050,000 shares of the Company’s common stock with a fair value of approximately $104.7 million which is equal to 7,050,000 common shares times $14.85 (the closing price of the Company’s common stock as of April 7, 2017) to Dr. Lough for the purchase of the Polarity NV’s assets.

The Preferred E Shares are convertible into shares of common stock based on a conversion calculation equal to the stated value of such Preferred E Shares, plus all accrued and unpaid dividends, if any as of such date of determination, divided by the conversion price. The stated value of each Preferred E Share is $1,000 and the initial conversion price is $1.00 per share, each subject to adjustment for stock splits, stock dividends, recapitalizations, combinations, subdivisions or other similar events. The Preferred E Shares, with respect to dividend rights and rights on liquidation, winding-up and dissolution, in each case will rank senior to the Company’s common stock and all other securities of the Company that do not expressly provide that such securities rank on parity with or senior to the Preferred E Shares. Until converted, each Preferred E Share is entitled to two votes for every share of common stock into which it is convertible on any matter submitted for a vote of stockholders. The Preferred E Shares participate on an “as converted” basis with all dividends declared on the Company’s common stock.

Redeemable Series F Preferred Shares

On September 20, 2017, the Company sold an aggregate of $17,750,000 worth of units (the “Units”) of the Company’s securities to accredited investors at a purchase price of $2,750 per Unit with each Unit consisting of (i) one share of the Company’s newly authorized 6% Series F Convertible Preferred Stock, par value $0.001 per share (the “Series F Preferred Stock”), which are convertible into one hundred (100) shares of the Company’s common stock, and (ii) a two-year warrant to purchase 322,727 shares of the Company’s common stock, at an exercise price of $30.00 per share. The Company incurred issuance costs of approximately $356,000 associated with the Unit offering, of which approximately $82,000 was allocated to the Preferred Stock and netted against the proceeds. The remaining amount was allocated to the warrants and other embedded derivative and was expensed.

The Company entered into separate registration rights agreements, and subsequently amended such agreements, with each of the investors, pursuant to which the Company agreed to undertake to file a registration statement to register the resale of the conversion shares and warrant shares within 150 days of the closing of the transaction, to cause such registration statement to be declared effective by the Securities and Exchange Commission within ninety days following its filing and to maintain the effectiveness of the registration statement until all of such conversion shares and warrant shares have been sold or are otherwise able to be sold pursuant to Rule 144 under the Securities Act, without any restrictions. In the event the Company fails to file, or obtain effectiveness of, such registration statement with the specified period of time, the Company will be obligated to pay liquidated damages equal to the product of one 1% percent multiplied by the aggregate subscription amount paid by such investor for every thirty (30) days during which such filing is not made and/or effectiveness obtained, such fee being subject to certain exceptions, up to a maximum of twelve 12% percent.

24

POLARITYTE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to the subscription agreements, for as long as the lead investor holds securities, except with certain issuances, the Company shall not incur any senior debt or issue any preferred stock with liquidation rights senior to the securities sold thereunder. During this period, the Company will not, without the consent of the investors holding a majority of the then issued and outstanding shares on the date of such consent (including the lead investor), enter into any equity line of credit or similar agreement, nor issue nor agree to issue any common stock, common stock equivalents, floating or variable priced equity linked instruments nor any of the foregoing or equity with price reset rights (subject to adjustment for stock splits, distributions, dividends, recapitalizations and the like).

The shares of Series F Preferred Stock are convertible into shares of the Company’s common stock based on a conversion calculation equal to the stated value of the Series F Preferred Stock, plus all accrued and unpaid dividends, if any, on such Series F Preferred Stock, as of such date of determination, divided by the conversion price. The stated value of each share of Series F Preferred Stock is $2,750 and the initial conversion price is $27.50 per share, each subject to adjustment for stock splits, stock dividends, recapitalizations, combinations, subdivisions or other similar events.

Each holder of a Series F Preferred Share is entitled to receive dividends, in cash or in shares of the Company’s common stock on the stated value of each share at the dividend rate, which shall be cumulative and shall continue to accrue and compound quarterly whether or not declared and whether or not in any fiscal year there shall be net profits or surplus available for the payment of dividends in such fiscal year. Dividends are payable quarterly in arrears on the fifteenth (15th) day of the next applicable quarter, to the record holders of the Series F Preferred Stock on the last day of the fiscal quarter immediately preceding the dividend payment date in shares of common stock, calculated using the VWAP of the common stock on the ninety (90) days immediately preceding the dividend record date; provided, however, that the Company may, at its option, pay dividends in cash or in a combination of common shares and cash.

Upon the liquidation, dissolution or winding up of the business of the Company, whether voluntary or involuntary, each holder of preferred shares shall be entitled to receive, for each share thereof, out of assets of the Company legally available therefor, a preferential amount in cash equal to (and not more than) $2,750.

On the two (2) year anniversary of the initial issuance date, any share of Series F Preferred Stock outstanding and not otherwise already converted, shall, at the option of the holder, either (i) automatically convert into common stock of the Company at the conversion price then in effect or (ii) be repaid by the Company based on the stated value of such outstanding shares of Series F Preferred Stock. In addition, in the event that the Company’s common stock attains a consolidated bid price of $45 or greater for any four (4) trading days during any eight (8) trading day period, the Series F Preferred Stock shall be automatically converted to common stock, without any further action by the holder (subject to the conversion limitation in the event that such conversion would result in such holder holding in excess of four and ninety-nine one-hundredths (4.99%) percent of the common stock of the Company).

The warrants issued in connection with the Series F Preferred Stock are liabilities pursuant to ASC 815. The warrant agreement provides for an adjustment to the number of common shares issuable under the warrant and/or adjustment to the exercise price, including but not limited to, if: (a) the Company issues shares of common stock as a dividend or distribution to holders of its common stock; (b) the Company subdivides or combines its common stock (i.e., stock split); (c) adjustment of exercise price upon issuance of new securities at less than the exercise price. Under ASC 815, warrants that provide for down-round exercise price protection are recognized as derivative liabilities.

The conversion feature within the Series F Preferred Stock is not clearly and closely related to the identified host instrument and, as such, is recognized as a derivative liability measured at fair value pursuant to ASC 815.

The initial fair value of the warrants and bifurcated embedded conversion feature, estimated to be approximately $4.3 million and $9.3 million, respectively, was deducted from the gross proceeds of the Unit offering to arrive at the initial discounted carrying value of the Series F Preferred Stock. The resulting discount to the aggregate stated value of the Series F Preferred Stock of approximately $13.6 million will be recognized as accretion using the effective interest method similar to preferred stock dividends, over the two-year period prior to optional redemption by the holders. The Company recognized accretion of the discount to the stated value of the Series F Preferred Stock of approximately $369,000 in the year ended October 31, 2017 as a reduction of additional paid-in capital and an increase in the carrying value of the Series F Preferred Stock. The accretion is presented in the Statement of Operations as a deemed dividend, increasing net loss to arrive at net loss attributable to common stockholders.

25

POLARITYTE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

April 2016 Registered Common Stock and Warrant Offering

On April 13, 2016, the Company entered into a Securities Purchase Agreement with certain institutional investors providing for the issuance and sale by the Company of 250,000 shares of the Company’s common stock, par value $0.001 per share at an offering price of $6.00 per share, for net proceeds of $1.4 million after deducting placement agent fees and expenses. In addition, the Company sold to purchasers of common stock in this offering, warrants to purchase 187,500 shares of its common stock. The common shares and the Warrant Shares were offered by the Company pursuant to an effective shelf registration statement on Form S-3, which was initially filed with the Securities and Exchange Commission on October 22, 2015 and declared effective on December 7, 2015. The closing of the offering occurred on April 19, 2016.

Each Warrant was immediately exercisable for two years, but not thereafter, at an exercise price of $6.90 per share. Subject to limited exceptions, a holder of warrants will not have the right to exercise any portion of its warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after giving effect to such exercise. The exercise price and number of warrants were subject to adjustment in the event of any stock dividends and splits, reverse stock split, stock dividend, recapitalization, reorganization or similar transaction. The Warrants were classified as liabilities and measured at fair value, with changes in fair value recognized in the Consolidated Statements of Operations in other expenses (income) until they were exchanged for shares of common stock on January 18, 2017. The initial recognition of the Warrants resulted in an allocation of the net proceeds from the offering to a warrant liability of approximately $318,000, with the remainder being attributable to the common stock sold in the offering.

Preferred Share Conversion Activity

During the year ended October 31, 2017, 3,991,487 shares of Convertible Preferred Stock Series A, 6,512 shares of Convertible Preferred Stock Series B, 23,185 shares of Convertible Preferred Stock Series C and 129,665 shares of Convertible Preferred Stock Series D were converted into 1,590,631 shares of common stock.

During the year ended October 31, 2016, 1,638,810 shares of Convertible Preferred Stock Series A and 12,001 shares of Convertible Preferred Stock Series D were converted into 293,137 shares of common stock.

Common Stock

On January 4, 2016, the Company declared a special cash dividend of an aggregate of $10.0 million to holders of record on January 14, 2016 of its outstanding shares of: (i) common stock (ii) Series A Convertible Preferred Stock; (iii) Series B Convertible Preferred Stock; (iv) Series C Convertible Preferred Stock and (v) Series D Convertible Preferred Stock. The holders of record of the Company’s outstanding preferred stock participated in the dividend on an “as converted” basis. Approximately $6.0 million of the special cash dividend relates to preferred stock shares.

On January 6, 2016, certain employees exercised their options at $4.08 in exchange for the Company’s common stock for an aggregated amount of 31,657 shares.

On December 16, 2016, the Company sold an aggregate of 759,333 shares of its common stock to certain accredited investors pursuant to separate subscription agreements at a price of $3.00 per share for gross proceeds of $2.3 million.

On January 18, 2017, the Company entered into separate exchange agreements (each an “Exchange Agreement”) with certain accredited investors (the “Investors”) who purchased warrants to purchase shares of the Company’s common stock (the “Warrants”) pursuant to the prospectus dated April 13, 2016. In 2016, the Company issued 250,000 shares of the Company’s common stock and Warrants to purchase 187,500 shares of common stock (taking into account the reverse split of the Company’s common stock on a 1 for 6 basis effective with The NASDAQ Stock Market LLC on August 1, 2016). The common stock and Warrants were offered by the Company pursuant to an effective shelf registration statement. Under the terms of the Exchange Agreement, each Investor exchanged each Warrant it purchased in the Offering for 0.3 shares of common stock. Accordingly, the Company issued an aggregate of 56,250 shares of common stock in exchange for the return and cancellation of 187,500 Warrants.

During the year ended October 31, 2017, certain employees exercised their options at a weighted-average exercise price of $4.84 in exchange for the Company’s common stock for an aggregated amount of 268,847 shares. The Company received approximately $1.3 million from the exercise of stock options.

26

POLARITYTE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. STOCK-BASED COMPENSATION

In the years ended October 31, 2017 and 2016, the Company recorded stock-based compensation expense related to restricted stock awards and stock options as follows (in thousands):

	For the Years Ended October 31,
	2017	2016
General and administrative expense:
Continuing operations	$14,869	$2,042
Discontinued operations	1,118	1,100
	15,987	3,142
Research and development expense:
Continuing operations	1,758	-
Total stock-based compensation expense	$17,745	$3,142

Incentive Compensation Plans

In the fiscal years ended October 31, 2017 and 2016, the Company made, stock-based compensation awards under its 2017 Equity Incentive Plan (the “2017 Plan”), 2016 Equity Incentive Plan (the “2016 Plan”), 2014 Equity Incentive Plan (the “2014 Plan”) and its Amended and Restated 2004 Employee, Director and Consultant Incentive Plan (the “2004 Plan”).

2017 Plan

On December 1, 2016, the Company’s Board of Directors (the “Board”) approved the Company’s 2017 Equity Incentive Plan (the “2017 Plan”). The purpose of the 2017 Plan is to promote the success of the Company and to increase stockholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees, consultants and other eligible persons. The 2017 Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights and other types of stock-based awards to the Company’s employees, officers, directors and consultants. The Compensation Committee of the Board will administer the 2017 Plan, including determining which eligible participants will receive awards, the number of shares of common stock subject to the awards and the terms and conditions of such awards. Up to 7,300,000 (increased from 3,450,000 in October 2017) shares of common stock are issuable pursuant to awards under the 2017 Plan. Unless earlier terminated by the Board, the 2017 Plan shall terminate at the close of business on December 1, 2026.

2016 Plan

In the fiscal year ended October 31, 2016, the Company adopted the 2016 Plan, an omnibus equity incentive plan administered by the Company’s board of directors, or by one or more committees of directors appointed by the Board, pursuant to which the Company may issue up to 666,665 shares of the Company’s common stock under equity-linked awards to certain officers, employees, directors and consultants. The 2016 Plan permits the grant of stock options, including incentive stock options and nonqualified stock options, stock appreciation rights, restricted shares, restricted share units, cash awards, or other awards, whether at a fixed or variable price, upon the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or any combination thereof. As of October 31, 2017, the Company had zero shares available for future issuances under the 2016 Plan.

2014 Plan

In the fiscal year ended October 31, 2015, the Company adopted the 2014 Plan, an omnibus equity incentive plan administered by the Company’s board of directors, or by one or more committees of directors appointed by the Board, pursuant to which the Company may issue up to 375,000 shares of the Company’s common stock under equity-linked awards to certain officers, employees, directors and consultants. The 2014 Plan permits the grant of stock options, including incentive stock options and nonqualified stock options, stock appreciation rights, restricted shares, restricted share units, cash awards, or other awards, whether at a fixed or variable price, upon the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions, or any combination thereof. As of October 31, 2017, the Company had approximately 83,262 shares available for future issuances under the 2014 Plan.

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POLARITYTE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2004 Plan

The 2004 Plan covers employees, directors and consultants and also provides for the issuance of restricted stock, non-qualified stock options, incentive stock options and other awards under terms determined by the Company. In April 2014, the Company’s stockholders and Board of Directors approved an amendment to the Plan to increase the number of common shares available for issuance under the Plan by 71,429 shares. As of October 31, 2017, the Company had approximately 19,217 shares available for future issuances under the 2004 Plan.

Stock Options

Employee stock-option activity in the fiscal year ended October 31, 2017:

	Number of shares	Weighted-Average Exercise Price
Outstanding, October 31, 2015	97,771	$16.81
Granted	347,010	$4.84
Forfeited	(12,258)	$36.97
Exercised	(31,657)	$4.08
Expired	(17,656)	$30.72
Outstanding - October 31, 2016	383,210	$5.74
Granted	3,482,000	$6.29
Exercised	(268,847)	$4.84
Forfeited	(70,833)	6.42
Outstanding - October 31, 2017	3,525,530	$6.34
Options exercisable, October 31, 2017	1,415,440	$4.26
Weighted-average grant date fair value of options granted during the year		$4.28

Non-employee stock option activity in the fiscal year ended October 31, 2017:

	Number of shares	Weighted-Average Exercise Price
Outstanding - October 31, 2016	-	$-
Granted	293,000	$19.61
Outstanding - October 31, 2017	293,000	$19.61
Options exercisable - October 31, 2017	26,667	$6.87

Stock options are generally granted to employees or non-employees at exercise prices equal to the fair market value of the Company’s stock at the dates of grant. Stock options generally vest over one to three years and have a term of five to ten years. The total fair value of employee options granted during the year ended October 31, 2017 was approximately $14.9 million. The grant date fair value of non-employee option granted was approximately $4.0 million. The intrinsic value of options outstanding at October 31, 2017 was $70.7 million. The intrinsic value of options exercised during the fiscal year ended October 31, 2017 was $3.2 million. The weighted average remaining contractual term of outstanding and exercisable options at October 31, 2017 was 9.2 years and 9.0 years, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following range of assumptions for the years ended October 31:

October 31,
	2017	2016
Risk free annual interest rate	1.64%-2.43%	1.03%-1.73%
Expected volatility	71.65-86.48%	77.49-81.91%
Expected term of options (years)	5.04-6.01	2.75-5.26
Assumed dividends	-	-

The fair value of employee and non-employee stock option grants is amortized over the vesting period of, generally, one to three years. As of October 31, 2017, there was approximately $12.2 million of unrecognized compensation cost related to non-vested employee and non-employee stock option awards, which is expected to be recognized over a remaining weighted-average vesting period of 0.7 year.

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POLARITYTE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Restricted-stock activity for employees and non-employees in the fiscal year ended October 31, 2017:

	Number of shares	Weighted-Average Grant-Date Fair Value
Unvested, October 31, 2015	230,799	$7.47
Granted	356,666	$5.14
Vested	(312,636)	$6.10
Unvested - October 31, 2016	274,829	$6.00
Granted	1,057,500	$4.80
Vested	(1,105,197)	$4.47
Unvested - October 31, 2017	227,132	$7.83

The total fair value of restricted stock vested during the year ended October 31, 2017 was approximately $5.1 million.

The value of restricted stock grants is measured based on the fair market value of the Company’s common stock on the date of grant and amortized over the vesting period of, generally, six months to three years. As of October 31, 2017, there was approximately $1.3 million of unrecognized compensation cost related to unvested restricted stock awards, which is expected to be recognized over a remaining weighted-average vesting period of 0.4 years.

10. INCOME TAXES

The provision (benefit) for income taxes for the years ended October 31, 2017 and 2016 consisted of (in thousands):

	2017	2016
Current:
Federal	$-	$-
State	-	(3)
Deferred:
Federal	(2,679)	(1,709)
State	(304)	(692)
Impact of change in effective tax rates on deferred taxes	-	-
Change in: valuation allowance	2,983	2,404
	$-	$-

The difference between income taxes computed at the statutory federal rate and the provision for income taxes for 2017 and 2016 related to the following (in thousands, except percentages):

	2017		2016
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Tax (benefit) at federal statutory rate	$(44,283)	34%	$(1,577)	34%
State income taxes, net of federal income taxes	(304)	-%	(695)	15%
Effect of warrant liability	(74)	-%	(84)	2%
Effect of other permanent items	(82)	-%	144	(3)%
Change in valuation allowance	2,983	(2)%	2,401	(52)%
Effect of Acquisition of intangible assets	35,595	(27)%	-	-%
Effect of stock compensation	3,147	(3)%	-	-%
Reduction of NOL’s due to Section 382 Limitations	3,018	(2)%	-	-%
	$-	-%	$-	-%

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POLARITYTE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of deferred income tax assets (liabilities) were as follows (in thousands):

	October 31,
	2017	2016
Impairment of development costs	$-	$641
Depreciation and amortization	95	224
Impairment of inventory	-	-
Compensation expense not deductible until options are exercised	4,553	1,116
All other temporary differences	248	629
Net operating loss carry forward	3,158	2,461
Less valuation allowance	(8,054)	(5,071)
Deferred tax asset	$-	$-

Realization of deferred tax assets, including those related to net operating loss carryforwards, are dependent upon future earnings, if any, of which the timing and amount are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. Based upon the Company’s current operating results management cannot conclude that it is more likely than not that such assets will be realized.

Utilization of the Company’s net operating loss carryforwards maybe subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code. The annual limitations may result in the expiration of net operating loss carryforwards before utilization. The net operating loss carryforwards available for income tax purposes at October 31, 2017 amount to approximately $7.9 million, and expire between 2026 and 2036 for federal income taxes, and approximately $7.9 million for state income taxes, which primarily expire between 2017 and 2023.

The Company files income tax returns in the U.S. and various states. As of October 31, 2017, the Company had no unrecognized tax benefits, which would impact its tax rate if recognized. As of October 31, 2017, the Company had no accrual for the potential payment of penalties. As of October 31, 2017, the Company was not subject to any U.S. federal and state tax examinations. The Company’s U.S. federal tax returns have been examined for tax years through 2011, with the results of such examinations being reflected in the Company’s results of operations as of October 31, 2013. The Company does not anticipate any significant changes in its unrecognized tax benefits over the next 12 months.

11. LOSS PER SHARE

Shares of common stock issuable under convertible preferred stock, warrants and options and unvested shares subject to restricted stock grants were not included in the calculation of diluted earnings per common share for the years ended October 31, 2017 and 2016, as the effect of their inclusion would be anti-dilutive.

For periods when shares of participating preferred stock (As defined in ASC 260 earnings per share) are outstanding, the two-class method is used to calculate basic and diluted earnings (loss) per common share. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. Under the two-class method, basic earnings (loss) per common share is computed by dividing net earnings (loss) attributable to common share after allocation of earnings to participating securities by the weighted-average number of shares of common stock outstanding during the year. Diluted earnings (loss) per common share, when applicable, is computed using the more dilutive of the two-class method or the if-converted method. In periods of net loss, no effect is given to participating securities since they do not contractually participate in the losses of the Company.

The table below provides total potential shares outstanding, including those that are anti-dilutive:

	October 31,
	2017	2016
Shares issuable upon conversion of preferred stock	9,307,904	2,783,000
Shares issuable upon exercise of warrants	322,727	187,500
Shares issuable upon exercise of stock options	3,818,530	382,020
Non-vested shares under restricted stock grants	227,132	274,832

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POLARITYTE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. COMMITMENTS AND CONTINGENCIES

Contingencies

On February 26, 2015, a complaint for patent infringement was filed in the United States District Court for the Eastern District of Texas by Richard Baker, an individual residing in Australia, against Microsoft, Nintendo, the Company and a number of other game publisher defendants. The complaint alleges that the Company’s Zumba Fitness Kinect game infringed plaintiff’s patents in motion tracking technology. The plaintiff is representing himself pro se in the litigation and is seeking monetary damages in the amount of $1.3 million. The Company, in conjunction with Microsoft, is defending itself against the claim and has certain third-party indemnity rights from developers for costs incurred in the litigation. In August 2015, the defendants jointly moved to transfer the case to the Western District of Washington. On May 17, 2016, the Washington Court issued a scheduling order that provides that defendants leave to jointly file an early motion for summary judgement in June 2016. On June 17, 2016, the defendants jointly filed a motion for summary judgment that stated that none of the defendants, including the Company, infringed upon the asserted patent. On July 9, 2016, Mr. Baker opposed the motion. On July 15, 2016, the defendants jointly filed a reply. The briefing on the motion is now closed. The Court has not yet issued a decision or indicated if or when there will be oral argument on the motion.

In addition to the item above, the Company at times may be a party to claims and suits in the ordinary course of business. We record a liability when it is both probable that a liability has been incurred and the amount of the loss or range of loss can be reasonably estimated. The Company has not recorded a liability with respect to the matter above. While the Company believes that it has valid defenses with respect to the legal matter pending and intends to vigorously defend the matter above, given the uncertainty surrounding litigation and our inability to assess the likelihood of a favorable or unfavorable outcome, it is possible that the resolution of the matter could have a material adverse effect on our consolidated financial position, cash flows or results of operations.

Commitments

The Company leases office space in Hazlet, New Jersey at a cost of approximately $1,100 per month under a lease agreement that expires on March 31, 2018.

The Company also leases space in Salt Lake City, Utah at a cost of approximately $24,044 per month under a lease agreement that expires on March 31, 2018.

On December 27, 2017, the Company signed a five-year lease with one five-year option to renew on approximately 178,528 rentable square feet. The base rent for the first year of the lease is $1,178,285 and escalates at the rate of 3% per annum thereafter.

Rent expense for the years ended October 31, 2017 and 2016 was approximately $222,000 and $20,000, respectively.

The Company has entered into employment agreements with key executives that contain severance terms and change of control provisions.

13. RELATED PARTY TRANSACTIONS

In January 2015, the Company entered into an agreement with Equity Stock Transfer for transfer agent services. A former Board member of the Company is a co-founder and chief executive officer of Equity Stock Transfer. Fees under the agreement were approximately $2,000 for each of the years ended October 31, 2017 and 2016.

14. DISCONTINUED OPERATIONS

On July 31, 2015, the Company transferred to Zift Interactive LLC (“Zift”), a newly-formed subsidiary, certain rights under certain of its publishing licenses related to developing, publishing and distributing video game products through retail distribution for a term of one year. The Company transferred Zift to its former chief executive officer, Jesse Sutton. In exchange, the Company received Mr. Sutton’s resignation from the position of chief executive officer of the Company, including waiver of any severance payments and the execution of a separation agreement, together with his agreement to serve as a consultant to the Company. In addition, Zift will pay the Company a specified percent of its net revenue from retail sales on a quarterly basis.

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POLARITYTE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition, the Company entered into a conveyance agreement with Zift under which it assigned to Zift certain assets used in the retail business and Zift agreed to assume and indemnify the Company for liabilities and claims related to the retail business, including customer claims for price protection and promotional allowances. The assets transferred to Zift included cash in an amount of $800,000, of which $400,000 was transferred immediately and the remaining $400,000 was payable by the Company in twelve equal consecutive monthly installments of $33,000 commencing August 1, 2015, and certain accounts receivable and inventory with an aggregate carrying value of approximately $87,000.

On June 23, 2017, the Company sold Majesco Sub to Zift (the “Purchaser”) pursuant to a purchase agreement (the “Purchase Agreement”). Pursuant to the terms of the Purchase Agreement, the Company sold to the Purchaser 100% of the issued and outstanding shares of common stock of Majesco Sub, including all of the right, title and interest in and to Majesco Sub’s business of developing, publishing and distributing video game products through mobile and online digital downloading. Pursuant to the terms of the Purchase Agreement, the Company will receive total cash consideration of $100,000 ($5,000 upon signing the Purchase Agreement and 19 additional monthly payments of $5,000) plus contingent consideration based on net revenues with a fair value of $0. The Company received $25,000 in cash consideration as of October 31, 2017.

The Company recorded a gain of $100,000 on the sale of Majesco Sub, calculated as the difference between the $100,000 in non-contingent consideration and the net carrying amount of Majesco Sub, which was $0. The gain on the sale of Majesco Sub may be adjusted in future periods by the contingent consideration, based upon the achievement of pre-determined revenue milestones of more than $50,000 per month.

The sale of Majesco Sub, classified in the Company’s video games segment, qualifies as a discontinued operation as the sale represents a strategic shift that has (or will have) a major effect on operations and financial results.

The results of operations from the discontinued business for the years ended October 31, 2017 and 2016 are as follows (in thousands):

	For the Years Ended
	October 31,
	2017	2016
Revenues	$558	$1,542
Expenses	1,007	2,349
Loss from discontinued operations	$(449)	$(807)

Gain on sale of discontinued operations	$100	$-

The assets and liabilities related to the discontinued operations as of October 31, 2017 and October 31, 2016 are as follows (in thousands):

	October 31, 2017	October 31, 2016

Current assets related to discontinued operations
Accounts receivable	$-	$113
Capitalized software development costs and license fees	-	50
	$-	$163

Current liabilities related to discontinued operations
Accounts payable and accrued expenses	$-	$810
	$-	$810

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POLARITYTE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The cash flows from the discontinued business for the years ended October 31, 2017 and 2016 are as follows (in thousands):

	For the Years Ended October 31,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss from discontinued operations	$(349)	$(807)
Adjustments to reconcile net loss from discontinued operations to net cash used in discontinued operating activities:
Depreciation and amortization	11	27
Stock based compensation expense	1,118	1,100
Amortization of capitalized software development costs and license fees	50	150
Gain on sale of Majesco Sub	(100)	-
Changes in operating assets and liabilities:
Accounts receivable	113	170
Capitalized software development costs and license fees	-	(21)
Accounts payable and accrued expenses	(810)	(487)
Payable to Zift	-	(19)
Net cash provided by discontinued operating activities	$33	$113

CASH FLOWS FROM INVESTING ACTIVITIES
Cash received from sale of Majesco Sub	$25	$-
Net cash provided by discontinued investing activities	$25	$-

15. EMPLOYEE RETIREMENT PLAN

The Company has a defined contribution 401(k) plan covering all eligible employees. The Company had no charge to operations for contributions to the retirement plan for the years ended October 31, 2017 and 2016. Certain stockholders and key employees of the Company serve as trustees of the plan. The Company believes that the operation of its 401k plan may not be in compliance with certain plan provisions. The Company is currently assessing what corrective actions may be needed to be taken to bring the plan back into compliance. The Company has recorded a liability for the estimated cost of correcting any plan deficiencies, including additional plan contributions, if required.

16. SUBSEQUENT EVENTS

Executive Employment Agreements

On November 10, 2017, the Company, entered into new executive employment agreements, effective as of November 10, 2017 (the “Effective Date”) with each of Dr. Denver Lough, Dr. Edward Swanson, John Stetson and Cameron Hoyler, as further described below.

Dr. Lough

On November 10, 2017, the Company entered into a new executive employment agreement (the “Lough Agreement”) with Dr. Lough, effective as of the Effective Date, providing for the continuation of his role as the Chief Executive Officer and Chief Scientific Officer of the Company for a term of three years, which term shall be shall be automatically renewed for successive one year periods thereafter unless either party provides the other party with written notice of his or its intention not to renew the Lough Agreement at least three months prior to the expiration of the initial term.

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POLARITYTE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to the Lough Agreement and in consideration for his services to the Company, Dr. Lough received a $150,000 continuation bonus and will receive a base salary of $530,000 per annum in accordance with the Company’s regular payroll practices. For each fiscal year during the term of employment, Dr. Lough shall be eligible to receive a bonus in the amount of 100% of annual salary, if any, as may be determined from time to time by the Board in its discretion and shall be eligible to participate in any equity-based incentive compensation plan or program adopted by the Company. Dr. Lough, if terminated while not in material breach of the Lough Agreement, shall also have the right to participation payments paid to the Company (or any affiliate) from commercial transactions associated with U.S. Patent Application No. 14/954,335 and PCT International Patent Application No. PCT/US2015/063114 and any and all patents and patent applications, whether domestic or foreign, claiming priority thereto or arising therefrom (including all divisionals, continuations, reissues, reexaminations, renewals, extensions, and supplementary protection certificates of any such patents and patent application) and intellectual property rights associated with the patents (sales or licenses to third parties).

The terms of the Lough Agreement supersede any prior employment agreement or arrangement between Dr. Lough and the Company.

Dr. Swanson

On November 10, 2017, the Company entered into a new executive employment agreement (the “Swanson Agreement”) with Dr. Swanson, effective as of the Effective Date, providing for the continuation of his role as the Chief Operating Officer and Chief Translational Medicine Officer of the Company for a term of two years, which term shall be shall be automatically renewed for successive one year periods thereafter unless either party provides the other party with written notice of his or its intention not to renew the Swanson Agreement at least three months prior to the expiration of the initial term.

Pursuant to the Swanson Agreement and in consideration for his services to the Company, Dr. Swanson received a $100,000 continuation bonus and will receive a base salary of $400,000 per annum in accordance with the Company’s regular payroll practices. For each fiscal year during the term of employment, Dr. Swanson shall be eligible to receive a bonus in the amount of 100% of annual salary, if any, as may be determined from time to time by the Board in its discretion and shall be eligible to participate in any equity-based incentive compensation plan or program adopted by the Company.

The terms of the Swanson Agreement supersede any prior employment agreement or arrangement between Dr. Swanson and the Company.

Mr. Stetson

On November 10, 2017, the Company entered into a new executive employment agreement (the “Stetson Agreement”) with Mr. Stetson, effective as of the Effective Date, providing for the continuation of his role as the Chief Financial Officer of the Company for a term of two years, which term shall be shall be automatically renewed for successive one year periods thereafter unless either party provides the other party with written notice of his or its intention not to renew the Stetson Agreement at least three months prior to the expiration of the initial term.

Pursuant to the Stetson Agreement and in consideration for his services to the Company, Mr. Stetson received a continuation bonus of 7,500 shares of restricted Common Stock which shall vest immediately upon the Effective Date and will receive a base salary of $168,000 per annum in accordance with the Company’s regular payroll practices. For each fiscal year during the term of employment, Mr. Stetson shall be eligible to receive a bonus in the amount of 100% of annual salary, if any, as may be determined from time to time by the Board in its discretion and shall be eligible to participate in any equity-based incentive compensation plan or program adopted by the Company.

The terms of the Stetson Agreement supersede any prior employment agreement or arrangement between Mr. Stetson and the Company.

Mr. Hoyler

On November 10, 2017, the Company entered into a new executive employment agreement (the “Hoyler Agreement”) with Mr. Hoyler, effective as of the Effective Date, providing for the continuation of his role as General Counsel and appointment to the role of Chief Legal Officer of the Company for a term of two years, which term shall be shall be automatically renewed for successive one year periods thereafter unless either party provides the other party with written notice of his or its intention not to renew the Hoyler Agreement at least three months prior to the expiration of the initial term.

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POLARITYTE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pursuant to the Hoyler Agreement and in consideration for his services to the Company, Mr. Hoyler received a $50,000 continuation bonus and will receive a base salary of $385,000 per annum in accordance with the Company’s regular payroll practices. For each fiscal year during the term of employment, Mr. Hoyler shall be eligible to receive a bonus in the amount of 100% of annual salary, if any, as may be determined from time to time by the Board in its discretion and shall be eligible to participate in any equity-based incentive compensation plan or program adopted by the Company.

The terms of the Hoyler Agreement supersede any prior employment agreement or arrangement between Mr. Hoyler and the Company.

Chief Compliance Officer

On November 20, 2017, the Board of Directors of the Company, approved the appointment of Holly Kramen as Chief Compliance Officer and Privacy Officer of the Company. On November 22, 2017, the Company entered into an executive employment agreement (the “Agreement”), effective as of November 22, 2017, with Ms. Kramen, providing for her employment as Chief Compliance Officer and Privacy Officer of the Company for a term of one year which term shall be shall be automatically renewed for successive one year periods thereafter unless either party provides the other party with written notice of his or its intention not to renew the Agreement at least three months prior to the expiration of the initial term.

Pursuant to the Agreement and in consideration for her services to the Company, Ms. Kramen received a signing bonus of $10,000 and will receive a base salary of $275,000 per annum in accordance with the Company’s regular payroll practices. For each fiscal year during the term of employment, Ms. Kramen shall be eligible to receive a bonus in the amount of 50% of annual salary, if any, as may be determined from time to time by the Board in its discretion and shall be eligible to participate in any equity-based incentive compensation plan or program adopted by the Company. Ms. Kramen also received an option award under the Company’s 2017 Equity Incentive Plan to purchase 100,000 shares of the Company’s common stock at an exercise price of $23.79 per share, which shall vest in 24 equal monthly installments over a two-year period, beginning on the one-month anniversary of the date of issuance.

Salt Lake City Commercial Lease

On December 27, 2017, the Company signed a five-year lease with one five-year option to renew on approximately 178,528 rentable square feet. The base rent for the first year of the lease is $1,178,285 and escalates at the rate of 3% per annum thereafter.

35

Board of Directors and Executive Officers	Independent Public Accountants
Dr. Denver Lough	EisnerAmper LLP
Chairman of the Board	Iselin, NJ
Chief Executive Officer
Corporate Counsel
Steve Gorlin	Parsons Behle & Latimer
Director	Salt Lake City, UT
Corporate Director
Transfer Agent
Jeff Dyer	Equity Stock Transfer
Director	New York, NY
University Professor - BYU

Forward Looking Statements: Section 21E of the Securities Exchange Act of 1934, as amended, provides a safe harbor for forward-looking statements made by PolarityTE, Inc. All statements, other than statements of historical fact, which address activities, actions, goals, prospects, or new developments that PolarityTE expects or anticipates will or may occur in the future, including such things as product commercialization, product development, intellectual property protection, regulatory compliance and other such matters are forward- looking statements. Any one or a combination of factors could materially affect PolarityTE’s operations and financial condition. These factors include, but are not limited to, those listed in the Annual Report on Form 10-K for the fiscal year ended October 31, 2017, and subsequent reports on Form 10-Q. Forward-looking statements made by PolarityTE are based on knowledge of its business and the environment in which it operates as of the date of this report. Because of the factors listed in PolarityTE’s reports filed with the SEC noted above, as well as other factors beyond its control, actual results may differ from those in the forward-looking statements.

Information: Our corporate website is http://www.polarityte.com. We make available on this website, free of charge, access to our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statement on Schedule 14A and amendments to those materials filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 as soon as reasonably practicable after we electronically submit such material to the Securities Exchange Commission. In addition, the Commission’s website is http://www.sec.gov. The Commission makes available on its website, free of charge, reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the Commission.

Dr. Jon Mogford
Director
Vice Chancellor Research – Texas A&M

Willie C. Bogan
Director Corporate Director

Peter A. Cohen
Director Corporate Director

Rainer Erdtmann
Director Investment Advisor

David Seaburg Director Investment Banker
Edward Swanson
Chief Operating Officer

Paul E. Mann Chief Financial Officer

John Stetson Chief Investment Officer

Cameron Hoyler General Counsel

Upon written request we will furnish to our stockholders without charge a copy of our report on Form 10-K for the year ended October 31, 2017 as filed with the Securities and Exchange Commission. Requests should be directed to:

Corporate Secretary
PolarityTE, Inc.
1960 S. 4250 West
Salt Lake City, UT 84104

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